Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965


[NEWMONT MINING CORPORATION LOGO]                     NEWMONT MINING CORPORATION
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]              1700 Lincoln Street
[NORMANDY MINING LIMITED LOGO]                            Denver, Colorado 80203
[graphic of gold coins in the background]                         (303) 863-7414




                                                                27 November 2001

Dear Normandy Mining Shareholder:

On November 14, 2001, we announced that we had entered into an agreement with Normandy under which we agreed, with the endorsement and recommendation of your Directors, to make a takeover bid to acquire all of the shares of Normandy. At the same time, we announced that we had entered into an agreement with Franco-Nevada to acquire all of its outstanding shares. I thought that this would be a good opportunity to introduce Newmont to you and to let you know why we believe that our bid is in your best interests.

Our bid will give you the opportunity to exchange your Normandy shares for shares of Newmont, a US-based company with securities to be listed in Australia and New York. If you accept our bid, you will receive 3.85 Newmont shares for every 100 Normandy shares and an additional A$0.05 per share in cash if we acquire at least 90% of the Normandy shares under specified conditions. Prior to our bid being announced, the Normandy Board approved and agreed to recommend our bid. Our bid is not conditioned on completion of the Franco-Nevada transaction, which we fully expect will be completed if our bid is successful.

Following these transactions, Newmont will emerge as the premier unhedged global gold investment, combining superior financial strength and flexibility, significant market liquidity, unique management expertise, and a global production profile focused on Australia and the Americas. The combined land positions of Newmont after the transactions would exceed 244,000 square kilometers, an area equivalent to the United Kingdom, providing significant growth opportunities. As a shareholder, you will directly benefit from these unique strengths.

                             WHO IS NEWMONT MINING?

We are the largest gold mining company in North and South America, and one of the largest in the world. We operate a number of world class mines around the world, including the largest operating base and land position in Nevada in the United States, the Yanacocha mine in Peru and the Batu Hijau mine in Indonesia. We have an exceptional record of reserve addition, having increased Newmont's reserves 80 percent since 1996 to 66.3 million ounces at the end of 2000. We expect to produce 5.4 million ounces of gold in 2001. Our stock is traded on the New York Stock Exchange and our current market capitalization of over A$7 billion currently ranks us third among all gold companies. You can find more information about our company on our web site: www.newmont.com.
                                               ---------------

                              WHO IS FRANCO-NEVADA?

Based in Canada, Franco-Nevada is a leading precious minerals investment company with interests and royalties in major gold, platinum and diamond mines. Franco-Nevada, which is debt-free and has significant cash reserves, has a very strong track record of successful investments, generating an average annual return of 38% since its initial public offering in 1983 (C$1,000 invested in the IPO would be worth over C$500,000 today). In addition, Franco-Nevada is the largest shareholder of Normandy, holding just under 20% of Normandy's outstanding shares. Franco-Nevada has committed its Normandy shares to our bid, reflecting its strong belief that Newmont provides the best alternative for the Normandy shareholders. For more information regarding Franco-Nevada, please visit their web site: www.franco-nevada.com.
                      ---------------------

                          WHY COMBINE THESE COMPANIES?

The gold industry is consolidating, and the combination of these companies will create a new global powerhouse. WE BELIEVE THAT THIS COMBINATION AND THE COMPANIES' DISTINCT BUT COMPLEMENTARY STRENGTHS WILL CREATE THE BEST GOLD INVESTMENT VEHICLE IN THE WORLD. Our company will be:

      o The largest gold company in the world in terms of reserves, production and cash flow;

      o Well-capitalized, with an excellent balance sheet and the financial strength to advance Normandy's many attractive development projects;

      o Uniquely positioned with attractive exploration properties around the world for development under the right gold price environments;

      o One of the most actively traded gold stocks, listed in multiple international trading markets;

      o An international company with a diversified asset base and balanced geographic production profile; and

      o Australia's largest gold producer, with Australia serving as the platform for the company's Australasian-based operations.

The attached fact sheet provides greater detail on these benefits.

                               WHAT SHOULD YOU DO?

For now, don't do anything. The Normandy Directors have unanimously rejected the AngloGold offer. TO ENSURE THAT YOU CAN CONSIDER THE NEWMONT BID, YOU SHOULD NOT
                                                                             ---
ACCEPT ANY OTHER OFFER - IF YOU DO, YOU MAY NOT BE ABLE TO ACCEPT OUR BID ONCE IT HAS BEEN MAILED.

Our formal bid will be sent to you as soon as we clear the necessary regulatory processes. We believe that it is in your best interests to wait and consider our bid before doing anything with your shares. IF YOU HAVE ANY QUESTIONS, YOU SHOULD CALL 1-800-507-507 IN AUSTRALIA (TOLL-FREE), 61 2 9278 9331 OUTSIDE OF AUSTRALIA, AND 888-750-5835 IN THE UNITED STATES AND CANADA (TOLL-FREE).

                      WHERE CAN YOU FIND MORE INFORMATION?

We invite you to visit our web site (www.newmont.com) which includes updates and
                                     ---------------
responses to frequently asked questions.

                                    * * * * *

We are committed to making sure that you have a real choice and the opportunity to accept our bid. I will update you on our progress as our bid advances. I look forward to welcoming you as a Newmont shareholder and realizing the benefits of this exciting opportunity.

Sincerely,

/s/ Wayne W. Murdy

Wayne W. Murdy
President and Chief Executive Officer

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

The following contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this press release are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.


ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transactions, Newmont Mining Corporation will file a proxy statement and a registration statement with a prospectus with the U.S. Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND THE PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies the proxy statement and the prospectus (when available) and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the proxy statement and the prospectus, once available, and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's filings may be obtained at http://www.sedar.com.

PARTICIPANTS IN SOLICITATION

Newmont Mining Corporation and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the transactions. Information concerning Newmont's participants in the solicitation is set forth in Newmont's Current Report on Form 8-K filed with the Commission on November 14, 2001, as amended.

[NEWMONT MINING CORPORATION LOGO]
[FRANCO-NEVADA MINING CORPORATION LIMITED LOGO]
[NORMANDY MINING LIMITED LOGO]

[graphic of gold coins in the background]

                NEWMONT + NORMANDY + FRANCO-NEVADA = NEW NEWMONT

                   THE NEW GOLD STANDARD FOR THE 21ST CENTURY


Newmont Mining Corporation proposes to acquire Normandy Mining Limited and Franco-Nevada Mining Corporation Limited to create the world's largest gold producer. The new company will be:
o  #1 in gold production (8.2 million ounces in 2001);
o  #1 in reserves (97 million ounces); and
o  #1 in cash flow.

New Newmont will provide investors a clear choice premised on a belief in gold's intrinsic, long-term value and its relevance to a balanced portfolio. New Newmont will have:
o  The most leverage to a rising gold price (least hedged of major producers);
o  A strong balance sheet (a net debt-to-capital ratio of 18%);
o Low political and socio-economic risk (approximately 70% of production in North America and Australia); and
o Superior trading liquidity (approximately US$62 million in average daily trading volume in major global markets based on combined historical trading performance).

New Newmont will combine unparalleled managerial capabilities with these operating strengths:
o  Low cash cost of approximately US$175 per ounce of gold produced;
o  22 mines on five continents;
o Premier land positions in world-class gold districts plus a portfolio of promising development and exploration projects;
o  Steady stream of royalty income backed by unique merchant banking expertise;
   and
o Demonstrated commitment to environmental quality and socio-economic development.

THE TRANSACTIONS CONSOLIDATE THESE STRONG COMPANY ATTRIBUTES
--------------------------------------------------------------------------------------------------------------------------
NEWMONT (U.S.)                          NORMANDY (AUSTRALIA)                    FRANCO-NEVADA (CANADA)
o Largest gold producer in both         o Australia's largest gold producer     o Leading precious minerals royalty
  North and South America               o Additional operations in U.S., Europe,  company with interests in major gold,
o Discoveries resulted in Carlin Trend    Africa and South America                platinum and diamond mines
  in Nevada and Yanacocha District      o Recognized exploration and            o History of superior returns to
  in Peru                                 development capabilities                investors
o Global operating capabilities with    o Portfolio of promising development    o Strategic focus and merchant banking
  operations in Uzbekistan and            projects                                skills
  Indonesia                             o Leader in environmental protection    o Strong balance sheet with no debt
o Recognized R&D leader in                and sustainability
  exploration and metal extraction
--------------------------------------------------------------------------------------------------------------------------

TERMS OF THE TRANSACTIONS
--------------------------------------------------------------------------------
NORMANDY TRANSACTION                    FRANCO-NEVADA TRANSACTION
o 0.0385 of a Newmont common share      o 0.8 of a Newmont common share, or
  per Normandy ordinary share (to be      Canadian exchangeable share, per
  tradeable in Australia), plus           Franco-Nevada common share
  A$0.05 per ordinary share cash        o Implied price of C$28.36 on November
  payment upon 90% acceptance and         13, the day prior to announcement
  satisfaction of certain other           of the transaction*
  conditions                            o Premium of 22% over Franco-Nevada's
o Implied offer price per share of        closing market price on November 13*
  A$1.70 based on closing stock prices  o Exchange for Newmont shares intended
  and the A$ exchange rate on             to be tax-free
  November 13, the day prior to the     o Exchangeable shares to trade on
  announcement of the transaction*        Toronto Stock Exchange
o Premium of 18% over Normandy's        o Exchangeable shares intended to be
  closing market price on November 13*    Canadian property
o 50.1% minimum acceptance condition,
  including 19.9% owned by
  Franco-Nevada
o No capital gains tax for scrip,
  provided 80% of shares accepted

Normandy shareholders initially to       Franco-Nevada shareholders initially to
own approximately 18% of New Newmont     own approximately 32% of New Newmont

*Will vary depending on current market price. Shareholders should obtain updated quotes on Newmont share price

--------------------------------------------------------------------------------


NEW NEWMONT SNAPSHOT
Last twelve months ended Sept. 30, 2001.
Dollars are US in millions unless indicated otherwise. (1)


                                Newmont         Normandy        Franco-Nevada   NEW NEWMONT
--------------------------------------------------------------------------------------------------
Proven & probable
   gold reserves (mm oz) (2)       66.3            26.4            4.4 (3)         97.1 (3)
Production (mm oz)                  5.8             2.4            0.3 (3)          8.6 (3)
Cash costs per oz               $   179         $   160         $  228 (3)      $   175 (3)
Total costs per oz              $   209         $   224         $  291 (3)      $   217 (3)

EBITDA (4)                      $   573         $   276         $ 123           $   972
Cash                            $    98         $   207 (5)     $ 547           $   716 (6)
Debt                            $ 1,282         $   700 (5)     $   0           $ 1,982
Net book capitalization (7)     $ 2,874         $ 1,067         $ 417           $ 7,077
Diluted shares outstanding (mm)     197           2,238           160               394


<F1>
(1)  Average exchange rates used for the Australian dollar and Canadian dollar were US$0.523 and US$0.653, respectively.
(2)  Latest public filings.
(3)  Reflects proportional 49.5 percent ownership of Echo Bay.
(4)  EBITDA is defined as revenues minus the cost of sales plus depreciation, depletion and amortization plus amortization of mining cost plus amortization of put options minus general and administrative costs minus exploration and research.
(5)  Normandy numbers are pro forma for the anticipated deconsolidation of AMC and acquisition of Otter Mines and are based on a period ending exchange rate of US$0.491 for one A$; Yandal bonds (denominated in US$) are included at US$300 million.
(6)  Net of transaction adjustments.
(7)  Net book capitalization is defined as net debt plus minority interest plus book equity plus preferred stock.


                       THE NEW NEWMONT FACT SHEET / PAGE 2

LEADERSHIP

Wayne W. Murdy, President and Chief Executive Officer of Newmont to be Chairman and CEO Pierre Lassonde, President and Co-Chief Executive of Franco-Nevada to be President

   BOARD OF DIRECTORS
   The Board of Directors of the New Newmont will have up to 17 members, including Mr. Lassonde and Seymour Schulich, Chairman and Co-Chief Executive Officer of Franco-Nevada. Robert Champion de Crespigny, Chairman and
   Chief Executive Officer of Normandy, and one other current Normandy director will be offered positions on the New Newmont Board of Directors.

NEW NEWMONT GOLD INTERESTS

[World map marked to show the following Normandy and Newmont gold interests:

Normandy:
Midas, Nevada
New Britannia
Musslewhite
La Coipa
Crixas
Paracatu
Ovacik
Yamfo-Sefwi
Akim
Martabe
Yandal
Boddington
Kalgoorlie
Tanami
Pajingo/Vera-Nancy
Martha

Newmont:
Carlin, Nevada
Phoenix, Nevada
Lone Tree, Nevada
Twin Creek, Nevada
Mesquite
La Herradura
Holloway
Golden Giant
Yanacochoa
Kori Kollo
Zarafshan
Batu Hijau
Minahasa]


     LARGEST GLOBAL LAND POSITION TOTALING 94,000 SQ. MILES/244,000 SQ. KM.
  3 MAJOR GOLD REGIONS OF NEVADA, PERU AND WESTERN AUSTRALIA = 86% OF RESERVES


CORPORATE STOCK INFORMATION - PRINCIPAL MARKETS AND TRADING SYMBOLS
   Newmont: NYSE: NEM for the common stock and NEM Pr for the preferred stock
   Normandy: ASX: NDY
   Franco-Nevada: TSE: FN

NEWMONT CORPORATE HEADQUARTERS
   1700 Lincoln Street
   Denver, CO 80203
   (303) 863-7414
   1-800-810-6463

        For more information about Newmont, please visit www.NEWMONT.com. Please also visit www.normandy.com.au and www.FRANCO-NEVADA.com.

                       THE NEW NEWMONT FACT SHEET / PAGE 3

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 The following contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this press release are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.


ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed transactions, Newmont Mining Corporation will file a proxy statement and a registration statement with a prospectus with the U.S. Securities and Exchange Commission. Investors and security holders are advised to read the proxy statement and the prospectus when they become available, because they will contain important information. Investors and security holders may obtain free copies of the proxy statement and the prospectus (when available) and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the proxy statement and the prospectus, once available, and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's filings may be obtained at http://www.sedar.com.

PARTICIPANTS IN SOLICITATION
Newmont Mining Corporation and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the transactions. Information concerning Newmont's participants in the solicitation is set forth in Newmont's Current Report on Form 8-K filed with the Commission on November 14, 2001, as amended.


[graphics of gold coins]

                                                                    Nov 28, 2001

                       THE NEW NEWMONT FACT SHEET / PAGE 4